UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 25, 2018

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

ORANGE

Date: October 25, 2018	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

#Q3_2018

Orange financial results

Ramon Fernandez
Deputy CEO, Finance, Performance and Europe

25 October 2018



orange™

Disclaimer

This presentation may contain forward-looking statements about Orange, particularly objectives and trends regarding Orange's financial situation, investments, results of operations, business and strategy. These forward-looking statements do not represent forecasts within the meaning of European Regulation No. 809/2004 and although we believe they are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. More detailed information on the potential risks that could affect our financial results is included in the Registration Document filed on April 4, 2018 with the French Autorité des Marchés Financiers (AMF) and in the annual report on Form 20-F filed on April 4, 2018 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Section one
Q3 2018 highlights

Group achievements

Q3
- **Revenue** +0.6% yoy
- **Adj. EBITDA** +3.0% yoy

9m
- **Revenue** +1.3% yoy
- **Adj. EBITDA** +3.2% yoy

* see slide 19 for EBITDA adjustments

yoy : comparison with the same period of the previous year, on a comparable basis unless otherwise specified

All Group level mentions include both telecom and banking activities. Conversely, all mentions excluding Orange bank are explicitly called "Telecom"

9m 2018

Revenue

€ 30.6 bn



+1.2%
+1.2%
+1.3%
FY'17 (IAS18)
FY'17 (IFRS15)
9m'18

Adjusted EBITDA*

€ 9.7 bn



+2.2%
+2.1%
+3.2%
FY'17 (IAS18)
FY'17 (IFRS15)
9m'18

Adj. EBITDA telecom	Adj. EBITDA telecom margin	CAPEX	OpCF
+3.7% yoy	**+0.7pt** yoy	**5.1** € billion	**+0.1%** yoy

Sustained investment efforts to keep our competitive advantage in connectivity

Group	Telecom
9m 2018 CAPEX **€5.1bn** + 6.0% yoy + €293m yoy	**+6.2%** **+€300m** yoy
	As % of rev. **16.7%** +0.8pt yoy

4G coverage

Population covered in %, yoy evolution in pts



Poland 99.8%
Belgium 99.7%
France 98.3%
Moldova 98.0%
Spain 96.7%
Romania 95.9%
Slovakia 91.5%

N°1

Orange mobile network in France recognized by ARCEP as the best network for the 8th consecutive year

VHBB connectable homes*



yoy
Spain 13.3 m +18%
France 10.9 m +30%
Poland 3.2 m +44%

* VHBB > 100 Mbps

Solid commercial momentum driven by VHBB and 4G

VHBB > 100 Mbps



VHBB customers
in million

5.9m

+36% yoy


3.7
4.0
4.3
4.8
5.1
5.5
5.9
Q1 17
Q2 17
Q3 17
Q4 17
Q1 18
Q2 18
Q3 18

4G customers*
in million

53.4m

+25% yoy


33
36
43
46
48
50
53
Q1 17
Q2 17
Q3 17
Q4 17
Q1 18
Q2 18
Q3 18

Broadband customer base yoy growth **+3.6%**

Mobile contract customer base yoy growth **+2.2%**

TV customer base yoy growth **+5.7%**


in million
8.9
9.0
9.1
9.2
9.4
Q3 17
Q4 17
Q1 18
Q2 18
Q3 18

* excluding operations under equity method

Convergence, the bedrock of our strategy

€ 1.8 bn Convergent services revenues in Q3

+9.5% yoy



Convergent B2C customer base in million



% of broadband B2C customer base
France
5.85
5.98
6.04
6.10
6.12
59%
60%
Spain
3.09
3.08
3.14
3.13
3.12
83%
85%
Poland
0.95
1.03
1.09
1.14
1.18
47%
55%
Q3 17 Q4 17 Q1 18 Q2 18 Q3 18

Churn improvement with convergence in Q3*

France	Spain	Poland
-3pts	-5pts	-5pts

Quarterly convergent ARPO, in €/month in Q3

France	Spain	Poland
€65.1	€58.5	€24.0
+4.0% yoy	-0.3% yoy	+0.3% yoy**

Number of mobile lines per convergent offer in Q3

France	Spain	Poland
1.57	1.88	1.92
+2.7% yoy	+1.7% yoy	+3.0% yoy

* Churn differential between convergent B2C customers and total fixed BB B2C customers

** YoY evolution calculated in local currency

Section two
Business review

Q3 2018 France

Strong Retail services growth driven by convergent services

in €m	Q3 18	yoy cb	9m 18	yoy cb
Revenues	**4,572**	**+0.9%**	**13,524**	**+1.2%**
Retail services	2,755	+2.1%	8,238	+2.4%
Convergent services*	1,126	+10.7%	3,322	+12.3%
Mobile only services	587	-2.5%	1,770	-2.1%
Fixed only services	1,041	-3.4%	3,146	-4.0%
Fixed only broadband	644	+3.1%	1,925	+1.9%
Fixed only narrowband	397	-12.2%	1,221	-12.0%
Wholesale	1,355	-2.2%	3,970	-2.1%
Equipment sales	349	+2.6%	959	+4.3%
Other revenues	114	+2.5%	355	+2.8%

*B2C only



Convergent B2C ARPO
Quarterly ARPO in €
62.5
65.1
64.8
63.8
65.1
ePresse/Audio Book
+1.2€
Q3 17
Q4 17
Q1 18
Q2 18
Q3 18



Revenue evolution (in €m)
4,533
+109
-15
+19
-55
-18
4,572
Retail services excl. PSTN
+5.0% yoy
Q3 17 cb
Convergent
Mobile only
Broadband only
PSTN
Wholesale, Equipment & Other
Q3 18



Mobile only ARPO
Quarterly ARPO in €
ePresse/Audio Book
16.9
17.2
17.2
17.2
17.3
+0.3€
Q3 17
Q4 17
Q1 18
Q2 18
Q3 18



Broadband only ARPO
Quarterly ARPO in €
ePresse/Audio Book
37.8
39.0
39.0
38.7
39.0
+0.5€
Q3 17
Q4 17
Q1 18
Q2 18
Q3 18

Q3 2018 France commercial performance

Strong net adds in mobile and broadband despite a very competitive environment

Mobile contract net adds (in '000s) and churn rate


net adds excl M2M
quarterly churn rate in %
11.4%
14.3%
+320
+212
+56
+136
+82
Q3 17
Q4 17
Q1 18
Q2 18
Q3 18

60% of broadband B2C customers are on convergent offers (+1.2pt yoy)

Fixed BB net adds (in '000s)


FTTH
ADSL and others
+108
+85
+57
+36
+68
+145
+164
+130
+119
+157
-36
-79
-73
-84
-89
Q3 17
Q4 17
Q1 18
Q2 18
Q3 18

51% of FTTH net adds are new clients

4G 98.3% of 4G population coverage (+4,5pts yoy) #1 position

78% of B2C voice contract customers have a 4G plan (+9pts yoy)

+2.7% Number of mobile lines per convergent offer (Q3 yoy growth)

10.9m of FTTH connectable homes (+30% yoy)

2.4m of FTTH customers (+31% yoy)

+3.4pts Growth of B2C broadband convergent customer premium* mix, yoy

*Play and Jet

Q3 2018 Spain

Fixed Broadband net-adds back to positive trend supported by FTTH and the success of football offers

in €m	Q3 18	yoy cb	9m 18	yoy cb
Revenues	**1,340**	**+0.5%**	**3,974**	**+2.2%**
Retail services	973	-0.2%	2,893	+1.7%
Convergent services*	539	+0.8%	1,603	+3.6%
Mobile only services	309	-1.9%	918	-0.8%
Fixed only services	125	-0.9%	370	+0.2%
Wholesale	211	+6.4%	582	+3.8%
Equipment sales	155	-2.1%	499	+3.0%

*B2C only

+1.4% yoy — Q3 Revenue growth excl. MTR impact

4G — Market **leader** in terms of 4G customers

85% Convergence as % of broadband B2C customer base — +2pts yoy

66% Fiber penetration in BB customer base — +16pts yoy

60% 4G penetration in mobile customer base — +3pts yoy

17% TV penetration in BB customer base — +2pts yoy

Broadband net adds
in '000s



+13
-11
-16
-13
-16
Q3 17
Q4 17
Q1 18
Q2 18
Q3 18

FTTH net adds
in '000s



FTTH net adds leadership in Spain
+137
+175
+169
+135
+158
Q3 17
Q4 17
Q1 18
Q2 18
Q3 18

TV customer base
in '000s and yoy growth in %



+15%
593
626
641
639
685
Q3 17
Q4 17
Q1 18
Q2 18
Q3 18

Q3 2018 Europe

Convergence driving better trends in retail services

in €m	Q3 18	yoy cb	9m 18	yoy cb
Revenues	**1,411**	**+1.6%**	**4,185**	**+1.3%**
Retail services	886	+2.6%	2,615	+1.9%
Convergent services*	122	+52.9%	335	+56.7%
Mobile only services	559	-1.1%	1,651	-2.5%
Fixed only services	170	-8.4%	527	-8.3%
IT & integration services	35	+8.8%	102	+21.5%
Wholesale	285	-2.1%	859	+1.3%
Equipment sales	207	+5.6%	605	+3.3%
Other revenues	32	-14.9%	106	-2.8%

*B2C only

Mobile contract customer base, ex-M2M (in '000s)



Convergent
Mobile-only
+1.1%
18,665
1,980
(11%)
16,686
18,775
2,279
16,495
18,747
2,489
16,259
18,777
2,660
16,117
18,873
2,847
(15%)
16,026
Q3 17
Q4 17
Q1 18
Q2 18
Q3 18

Revenue evolution (in €m)



1,389
+42
-6
-16
+3
-6
+11
-6
1,411
Retail services : +2.6% yoy
Q3 17 cb
Convergent
Mobile-only
Fixed-only
IT & integration
Wholesale
Equipment
Other
Q3 18

Fixed Broadband customer base (in '000s)



Convergent
Broadband-only
11.9%
2.838
1.113
(39%)
1.725
2.951
1.259
1.692
3.035
1.361
1.674
3.103
1.447
1.656
3.173
1.536
(48%)
1.638
Q3 17
Q4 17
Q1 18
Q2 18
Q3 18

Q3 2018 Africa & Middle East

Continued revenue growth sustained by solid Retail dynamic

in €m	Q3 18	yoy cb	9m 18	yoy cb
Revenues	**1,310**	**+3.7%**	**3,834**	**+5.0%**
Retail services	1,079	+6.7%	3,148	+7.6%
Mobile only services	964	+6.5%	2,821	+8.1%
Fixed only services	113	+7.3%	318	+2.5%
IT & integration services	2	+82.6%	9	+85.9%
Wholesale	204	-11.7%	607	-8.3%
Equipment sales	18	+16.8%	58	+35.2%
Other revenues	9	+62.3%	22	-2.5%

15.1m 4G customers** — +57% yoy

Retail services and Wholesale contribution to revenue growth rate



Retail
Other
Wholesale
3.0%
4.9pt
0.3pt
-2.2pt
FY 17
6.2%
6.8pt
0.6pt
-1.3pt
Q1 18
5.2%
6.2pt
0.1pt
-1.1pt
Q2 18
3.7%
5.4pt
0.5pt
-2.1pt
Q3 18
~1/3
of growth coming from new operations*

Orange Money customers**
In million, yoy growth in %



+25%
32.1
34.1
36.7
38.7
40.2
13.6
active customers
Q3 17
Q4 17
Q1 18
Q2 18
Q3 18

* Namely DRC, Burkina Faso, Liberia and Sierra Leone

** Incl. the changes in customer base accounting

Q3 2018 Enterprise

Underlying revenue stabilizing, with growth for IT&IS, and data and voice under pressure

in €m	Q3 18	yoy cb	9m 18	yoy cb
Revenues	**1,785**	**-2.2%**	**5,314**	**-0.7%**
Fixed only services	992	-3.0%	2,988	-2.7%
Voice	342	-5.1%	1,040	-3.8%
Data	650	-1.9%	1,948	-2.1%
IT & integration services	561	+4.0%	1,610	+4.7%
Mobile*	232	-11.8%	716	-4.0%

*Mobile = Mobile Only Services + Equipment Sales + Wholesale



Cyberdefense
YTD revenue growth
+16% yoy



Cloud
YTD revenue growth
+10% yoy

Revenue evolution (in €m)


Stable excl. the significant equipment contract in Q3 17
1,825
+1
+1
-32
-31
+21
1,785
Mobile*
Voice & Data
Q3 17 cb
Mobile only
Wholesale
Equipment sales
Fixed only
IT & IS
Q3 18

Mobile contract net adds excl.M2M (mostly France)
in '000s


+32
+24
+22
+46
+31
Q3 17
Q4 17
Q1 18
Q2 18
Q3 18

Section three
2018 guidance

Short and mid-term guidance

	2018	2019-2020
Adjusted EBITDA	Higher growth rate vs 2017	Growth
CAPEX	€7.4bn (peak)	Decrease
Operating Cash Flow *	Higher growth rate vs 2017	Growth
Net debt / Adjusted EBITDA (telecom)	Around 2x in the medium term	
Dividend	€70 cent** (+€5 cent) December 6th, 2018*** 2018 interim of €0.30	New floor of €70 cent

* Adjusted EBITDA – CAPEX
** Subject to shareholders' approval
*** ex-date December 4th, record date December 5th, payment date December 6th

Appendices

Appendix: B2C + B2B Orange customers in France

Mobile KPIs (in thousands)	Q3 16	Q4 16	Q1 17	Q2 17	Q3 17	Q4 17	Q1 18	Q2 18	Q3 18
Mobile customers (excl. MVNOs)	**29,508**	**30,033**	**30,489**	**31,150**	**31,624**	**31,777**	**32,012**	**32,482**	**32,836**
Contract	25,759	26,486	27,090	27,842	28,433	28,821	29,184	29,720	30,170
M2M	5,115	5,711	6,228	6,829	7,068	7,220	7,506	7,859	8,196
Excluding M2M	20,644	20,775	20,862	21,012	21,365	21,601	21,678	21,861	21,975
Prepaid	3,748	3,547	3,398	3,308	3,191	2,956	2,827	2,762	2,665
Mobile volume market share (in %)	**35.4%**	**35.5%**	**35.6%**	**35.8%**	**35.8%**	**35.6%**	**35.4%**	**35.6%**	**NA**

Fixed KPIs (in thousands)	Q3 16	Q4 16	Q1 17	Q2 17	Q3 17	Q4 17	Q1 18	Q2 18	Q3 18
Broadband customers	**11,056**	**11,151**	**11,220**	**11,290**	**11,402**	**11,485**	**11,537**	**11,572**	**11,639**
o/w FTTH customers	1,308	1,452	1,579	1,690	1,835	1,999	2,129	2,260	2,418
o/w xDSL	9,693	9,643	9,587	9,548	9,517	9,438	9,362	9,268	9,179
Broadband market share (in %)	40.3%	40.2%	40.2%	40.3%	40.4%	40.4%	40.3%	40.3%	**NA**
Net adds broadband market share (in %)	58.1%	36.8%	28.7%	60.1%	64.1%	42.6%	26.6%	44.7%	**NA**

EBITDA adjustments

in €m	Q3 17 cb	Q3 18	9m 17 cb	9m 18
Adjusted EBITDA	**3,581**	**3,687**	**9,372**	**9,671**
restructuring and integration		-15	-74	-77
litigations		-6	-61	-38
labour related	-29	-91	-87	-115
o\w Senior Part Time	-29	-91	-106	-115
portfolio review and others	-	-	-	-
Reported EBITDA	**3,552**	**3,574**	**9,151**	**9,440**